SO 3/8/05

BB

05036607

SECURITIE[illegible] ON

RECEIVED FEB 25 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 183

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51622 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCH ENTERPRISES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

690 W. NORTHFIELD DR., SUITE 100
(No. and Street)

| BROWNSBURG | IN | 46112 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE HEINEKAMP (317) 852-8184
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE & GARTRELL, P.C.
(Name – *if individual, state last, first, middle name*)

| 8465 KEYSTONE CROSSING, SUITE 195 | INDIANAPOLIS | IN | 46260 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, STEVE HEINEKAMP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCH ENTERPRISES, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

State of Indiana
County of Hendricks

D. Joseph Dunbar Notary Public Commission Expires 8-17-07

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCH ENTERPRISES, INC.
FINANCIAL STATEMENT

DECEMBER 31, 2004

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholder
SCH Enterprises, Inc.
Indianapolis, Indiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of SCH Enterprises, Inc. as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of SCH Enterprises, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price + Gartrell, P.C.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 19, 2005

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.

Frank T. Crislip Jr., C.P.A.
Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

## CONTENTS

SCH ENTERPRISES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 10,447 |
| Investment - 400 share of the NASD Stock Market, Inc. at cost | | 4,600 |
| Total assets | $ | 15,047 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities - payroll taxes | $ | 1,852 |
| Stockholder's equity: | | |
| Common stock, authorized, 1,000 shares no par, issued and outstanding 250 shares | | 9,500 |
| Retained earnings | | 3,695 |
| Total stockholder's equity | | 13,195 |
| Total liabilities and stockholder's equity | $ | 15,047 |

See accompanying notes to financial statements.

SCH ENTERPRISES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| REVENUE | |
| Sales commission | $ 295,646 |
| Interest income | 328 |
| | 295,974 |
| EXPENSES | |
| Compensation and benefits | 33,270 |
| Professional fees | 2,765 |
| Occupancy (net of sharing agreement) | 10,527 |
| Administrative expenses | 35,068 |
| | 81,630 |
| NET INCOME | $ 214,344 |

See accompanying notes to financial statements.

SCH ENTERPRISES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

| Retained | Common Stock | Earnings |
|---|---|---|
| Balance at January 1, 2004 | $ 9,500 | $ 4,901 |
| Net income | | 214,344 |
| Dividends paid | | (215,550) |
| Balance at December 31, 2004 | $ 9,500 | $ 3,695 |

See accompanying notes to financial statements.

SCH ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| Opening activities | |
| Net income | $ 214,344 |
| Adjustments to reconcile net income to cash provided by operating activities: | |
| Decrease in payroll tax liabilities | (292) |
| Cash provided by operating activities | 214,052 |
| | |
| Financing activity | |
| Dividends paid | (215,550) |
| | |
| Increase in cash | (1,498) |
| | |
| Cash at beginning of year | 11,945 |
| | |
| Cash at end of year | $ 10,447 |

See accompanying notes to financial statements.

SCH ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

SCH Enterprises, Inc. (the "Company") was organized and incorporated on April 1, 1999, and is engaged in and doing business as a $5,000 broker-dealer.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Federal income taxes have not been provided because the stockholders elected to be treated to an S Corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the corporate income or loss and credits are passed to the stockholders and combined with his personal income and deductions to determine taxable income on his individual tax returns. The election continues unless the Company becomes disqualified or until the election is revoked voluntarily. The Company has been an S Corporation since inception and therefore is not subject to the built-in gains tax on the sale of any of its assets.

REVENUE

Fees and commissions are recognized when the applicable transaction is completed.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $12,063 which was $7,063 in excess of its required net capital of $5,000. The Company's net capital ratio was .15 to 1.

3. LEASES

The Company is obligated under an operating lease for its office facilities. Rent expense for 2004 was $ 10527.42 (net of expense sharing agreement). This is a five-year commitment which expires December 31, 2008.

| | |
|---|---|
| 2005 | 13,200 |
| 2006 | 13,200 |
| 2007 | 13,200 |
| 2008 | 13,200 |
| | $ 52,800 |

SCH ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

| | | |
|---|---|---|
| Total shareholder's equity qualified for net capital | $ | 13,195 |
| NASDAQ stock | | 4,080 |
| Deductions - investments | | (4,600) |
| Haircuts (NASDAQ stock @ 15%) | | (612) |
| Net capital | $ | 12,063 |

SCH ENTERPRISES, INC.
COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

| | |
|---|---|
| Aggregate indebtedness | |
| Included in statement of financial condition | |
| Payroll tax liabilities | $ 1,852 |
| | |
| Computation of basis net capital requirement | |
| Minimum net capital required ( 6 2/3% of aggregate indebtedness) | $ 123 |
| | |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| | |
| Net capital requirement | $ 5,000 |
| | |
| Excess net capital | $ 7,063 |
| | |
| Excess net capital at 1,000% | $ 11,877 |
| | |
| Ratio: aggregate indebtedness to net capital | .15 to 1 |

SCH ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Reconciliation with company's computation
(included in Part IIA of Form X-17A-5
as of December 31, 2004)

| | | |
|---|---|---|
| Net capital, as reported in company's part II (unaudited) FOCUS report as amended | $ | 12,063 |
| Net capital | $ | 12,063 |

# PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors of
SCH Enterprises, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of SCH Enterpirses, Inc. for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by ruel 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.
Frank T. Crislip, Jr., C.P.A.
Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraid in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Price & Gartrell, P.C.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 19, 2005